September 24, 2009

Steve Wolosky
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **Adaptec, Inc. ("Adaptec" or "the Company")**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 22, 2009 by Steel Partners II, L.P., et al.**
> **File No. 000-15071**

Dear Mr. Wolosky:

We have reviewed your revised filing and response letter, and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 21, 2009.

Revised Schedule 14A

General

1. We note that throughout the filing you disclose the number of shares that Steel Partners owns beneficially as of the mailing date of the proxy statement. Please revise the filing to also disclose the number of shares owned by Steel Partners on the record date of the consent solicitation, September 3, 2009.

Cover Page

2. You state that if you are successful in your consent solicitation, you expect that "three directors elected as part of the December 2007 settlement, Jack Howard, John Mutch and John Quicke, will comprise three (3) seats on a seven (7) member Board." According to the Form 8-K filed by the Company on September 17, 2009, Mr. Mutch notified the Company that he has determined not to stand for re-election to the Board of Directors at the Company's 2009 annual meeting of stockholders. Please revise and explain if you expect to designate another person to serve as your representative on the Board.

Letter to Stockholder

3.   Please clarify your statement that the Legacy Directors "have overseen the destruction of significant stockholder value over the years" to note, if true, that the non-Legacy Directors also approved Board actions that may have led to the decline of the Company's stockholder value during the two years that they have served on the Board.

4.   With a view toward enhanced disclosure, please tell us whether you have proposed that Mr. Sundaresh remain as a director nominee as part of your negotiations with the Company. Tell us what consideration you gave to disclosing this information regarding the negotiations in the proxy statement, which seeks in part to remove Mr. Sundaresh from the Board.

Reasons for our solicitation, page 8

5.   You state on the cover page and on page 8 that, at the August 27, 2009 Board meeting, the Legacy Directors informed the Board of their intention to reduce the size of the Board from nine members to seven members and to not re-nominate two of the three directors elected as part of the December 2007 settlement in the Company's slate of nominees at the 2009 Annual Meeting. Please revise to clarify whether these proposals were presented and adopted by the Board at the August 27, 2009 meeting and disclose your disagreement with the Company regarding the events of the meeting as discussed in your response to prior comment 2.

6.   On the cover page and on page 8, you define the Legacy Directors as "members of the Adaptec Board before two representatives of Steel Partners and two other independent directors joined the Board." It appears that you are referring to John Mutch and Lawrence Ruisi as the "two other independent directors." We note your disclosure on page 7 that John Mutch was one of the three nominees for election at the 2007 Annual Meeting of Stockholders negotiated by Steel Partners in the 2007 Settlement Agreement. It also appears that Mr. Ruisi may be affiliated with Steel Partners according to a proxy statement filed by Rowan Companies, Inc. on March 23, 2009. Please revise the statements in the filing to accurately reflect the number of representatives on the Company's Board designated by Steel Partners.

7.   We note your disclosure that the "Company is not obligated to re-nominate the three directors that joined the Adaptec Board pursuant to the December 2007 settlement." Please refer to prior comment 4 and clarify that the Settlement Agreement terminated immediately following the 2007 Annual Meeting, except as to specific provisions in the Settlement Agreement.

8. We note your response to prior comment 6 regarding the appointment of Joseph Kennedy as Chairman of the Company and your disagreement with the Company whether the Board determined that this Chairman should serve in an executive capacity. Please revise your filing to note your disagreement with the Company regarding the function of the new Chairman.

*   *   *   *   *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filing and responses to our comments.

Please direct any questions to Jan Woo at (202) 551-3453. You may also contact me at (202) 551-3619 or via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions